







INVEST IN TERSHO (YC S22)

No-code BI tool that lives in spreadsheets

A no-code BI tool that lives inside your Spreadsheet.
Week 21, 2022
Acme
$554
67%

tersho.com Delaware City Delaware

Technology | Y Combinator | Notable Angel | B2B | SaaS

LEAD INVESTOR

Yash Khandelwal

Apoorve and Nikhil are an all rounder co-founders with deep technical and business expertise built through multiple projects and pivots they took in their startup journey. Having personally known them for more than 5 years, I know their willingness and dedication to take Tersho to next level. Both compliment each other's skill and thus makes for a good team. Having talked to multiple startup founders, one thing that was very common was google sheets. Most of them use google sheets to track metrics, which requires a lot of manual efforts from there end. People are willing to spend a 1000 of dollars to get a good automated dashboard on sheets. The existing ways to do so are very expensive and slow and requires a lot of efforts to integrate a new source of data. The problem they are working on is big and was there own pain point in the past. With the interest from companies and the current metrics, the potential of Tersho looks very high.

Invested $200 this round

Highlights

1. Helps connect spreadsheets to all your data sources and build insightful visualizations
2. $1.5k MRR from 9 dashboards in 3 weeks
3. Removes reliance of non-tech people on data teams
4. $16B market opportunity (2.2m businesses with 100+ employees * 30 seats * $20/seat)
5. $650k raised from Endurance Capital + founders/CXOs @ Airbnb, Nutty Gritties, TradeIndia

Our Team

Apoorve Singhal CEO & Co-founder

He wrote the code for a self-driving car in his sophomore year that beat other teams of PhDs. He has deep AI research experience and has made products like BookMySlot and Auto-OTP that were used by more than 10,000 users.

Nikhil Shah CTO & Co-founder

He has a background in machine learning and computer vision, having worked with research labs at University of Oregon, CERN and Amazon Science. His research has been published at top-tier conferences and has been cited 60+ times.

Pitch

At Tersho, we're creating a new all inclusive, no-code BI tool that lives in the

At Tersho, we're creating a new all-inclusive, no-code BI tool that lives in the spreadsheet.



Tersho

No-code BI tool
that lives in the spreadsheet

So far, we have achieved a monthly recurring revenue of $1.5k from 9 dashboards in 3 weeks.

$1500 MRR

from 9 dashboards in 3 weeks

Our top-tier engineers have impressive educational and professional backgrounds, with one founder becoming the youngest-ever CS graduate and the other the successful creator of BookMySlot.

Engineers from top schools



Apoorve
- Made BookMySlot, 10k+ users in <7 days
- Dual degree in AI + CS, IIT KGP



 BROWN



Nikhil
- Youngest-ever CS grad, IIT KGP
- Data science research cited 80+ times

amazon.in



We want to widen access to business intelligence by making tools easy to understand, even for non-tech people. Widening accessibility to these tools also reduces dependency on data teams, freeing up more time.

BI is difficult for non-tech people

BI is difficult for non-tech people

- SQL for non-standard ops

- Creates dependency on data team

- Forced to adopt a separate tool



As Tersho is incorporated into spreadsheets, adoption is easy as users won't have to learn a new interface.

=T With Tersho

- Excel formulas for any operation

- No reliance on data team

- Already know spreadsheets so making changes is easy





- Demo Video

Lots of people that work with data don't know how to use databases.

But, everybody can use spreadsheets.

We *always* overestimate the extent to which non-technical people are willing to learn a new tool

Successful rental furniture company Pabio switched to our platform and found that not only does Tersho provide simple access to business intelligence, we are also 4x cheaper and require fewer clicks to get the job done.

 **Pabio prefers spreadsheet dashboards**

- Started managing KPIS in GSheets
- Found existing BI tools unnecessarily difficult
- Custom $15,000 GSheet dashboard over 2 months
- Tersho is 4x cheaper and takes a few clicks

$16B

2.2M businesses with 100+ employees
X
30 seats/business
X
$20/seat/month

With a strong team of experts and $1500 MRR in the first 3 weeks of operation, we are rapidly tapping into a $16B market opportunity.

 **Tersho**

- **No-code BI tool in spreadsheets**
- **$1500 MRR in 3 weeks**
- **Strong team of IIT CS engineers**

- **BI tools will live in spreadsheets**

 **Div-brands prefers spreadsheet dashboards**

- Started managing KPIS in GSheets using Supermetrics
- Did costly Looker implementation after horrible exp
- Analyst was the only person using it …

Our plan to build the most-used BI tool will be achieved by introducing no-code add-in for the two most popular spreadsheet platforms, AI-powered dashboards and finally automated insights.

The next steps in building the most-used BI tool

1.	2.	3.
No-code add-in for GSheets & Excel	AI-powered dashboards	Automated insights
How?	How?	What?

Competitive landscape



Data pulling plugins	Traditional BI tools	New spreadsheets
Only templated dashboards (no BI)	SQL needed for non-standard ops	>10% of world uses GSheets & Excel
No scalable backend	Too difficult for non-tech people	Similar pattern in history of email
COEFFICIENT	Power BI	= Equals
SUPERMETRICS	tableau	**Rows**

Why others won't catch up

- Number of data integrations (Zapier)

- Scalable backend

- Data collection to for AI systems

We believe are on track for $100K MMR in the period of just over 1 year, with 130+ companies on our waitlist including Microsoft and Volvo.

Path to $100K MRR in 14 mo

- YC + IIT network
- Digital marketing (already 600 visitors/week) + Zapier's SEO strategy
- 130+ companies on waitlist:
  Microsoft, Volvo, Byjus, Nestle, BCG, KPMG …
- Product-led to individual teams (sales, marketing, growth) in North American companies with 50-100 employees → build features and credibility